 Exhibit 99.1

CIBC Announces Senior Executive Leadership Changes

TORONTO, Jan. 13, 2023 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that Laura Dottori-Attanasio, Senior Executive Vice-President and Group Head, Personal and Business Banking, Canada, will retire from the bank on February 1, 2023 after 14 years at CIBC and more than two decades in financial services.

"Under Laura's leadership, our Personal and Business Banking team has made tremendous progress and truly lived our purpose as they made our clients' ambitions real," said Victor Dodig, President and CEO of CIBC. "Her leadership with our bank has spanned Corporate Banking, Risk Management and most recently our retail bank, and in each role she has brought a clear focus on results, and care for her colleagues, our clients and communities. As Laura retires from financial services, she leaves a lasting legacy and we wish her the very best in her future endeavours as a proud CIBC alumni."

Jon Hountalas, Group Head, Commercial Banking and Wealth Management, Canada, has been appointed Senior Executive Vice-President and Group Head, Canadian Banking. With this appointment, Mr. Hountalas will assume the leadership of CIBC's Personal and Business Banking, Commercial Banking and Wealth Management businesses in Canada.

Mr. Hountalas joined CIBC in 2010 and has held progressively senior roles, including leading Business Banking and Corporate Banking before being appointed to his current role in 2017 and becoming a member of the bank's Executive Committee. Before joining CIBC, Mr. Hountalas spent 25 years in client-facing and executive roles at HSBC Canada.

"Jon is an exceptional leader with a proven track record of strong business performance," said Mr. Dodig. "He is incredibly client-focused and is known for building deep and long lasting relationships. This, together with his broad industry experience, sound judgment, and ability to build and lead high performing teams position him well to take on the leadership of our Canadian Banking businesses. I look forward to continuing to work closely with Jon and our leadership team as we execute our strategy, bring the best of our bank to our clients and deliver value to our stakeholders."

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/13/c1753.html

%CIK: 0001045520

For further information: Tom Wallis, CIBC Communications & Public Affairs, 416-980-4048, tom.wallis@cibc.com

CO: CIBC

CNW 08:00e 13-JAN-23